Exhibit 99.1

ImmunoPrecise Reports Financial Results and Recent Business Highlights for Third Quarter Fiscal Year 2022

VICTORIA, British Columbia--(BUSINESS WIRE)--March 16, 2022--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA), a leader in full-service therapeutic antibody discovery and development, today announced financial results for third quarter fiscal year 2022, which ended January 31, 2022.

Third Quarter Fiscal Year 2022 Financial Summary*
(All comparisons are to the period ended January 31, 2022)

  The Company achieved Project revenue of $4.1 million, an increase of $0.7 million or 22.6% as compared to Project revenue of $3.3 million from the same year ago period.
  The Company’s total revenue of $4.8 million was an increase of $0.3 million or 6.6% as compared to total revenue of $4.5 million from the same year ago period.
  The Company, primarily through its subsidiary Talem Therapeutics LLC, invested $1.8 million in strategic research and development costs as compared to an investment of nil in the same year ago-period.
  The Company recorded a net loss of $3.8 million, as compared to net loss of $1.3 million as compared to the same year-ago period.
  As of January 31, 2022, the Company held cash of $33.0 million.

*Expressed in Canadian dollars, unless otherwise indicated.

Dr. Jennifer Bath, CEO of ImmunoPrecise, stated, “We are pleased with both the progress and continued execution of IPA’s strategic operating plan this quarter. In filling key roles within the organization’s sales and marketing teams, we believe we have provided the critical infrastructure to ramp growth of the commercial business. Consequently, project revenues in the CRO business increased a healthy 22.6% in the period, and we remain optimistic in our ability to grow revenues organically through existing clients and through new business wins alike. Additionally, we are moving the development of Polytope® (TATX-03), Talem’s lead pipeline asset, forward on multiple fronts both in-house and through external partnering.”

“TATX-03, currently in pre-IND phase — is tracking well against development timelines. As such, we expect to submit an investigational new drug application (IND) with the FDA by the third quarter of the calendar year. A highlight of this development program has been the absence of any significant regulatory hurdles to date, as we believe IPA’s conservative development and working in lockstep with the FDA inquiry process has paid off. This is against the backdrop of a rapidly evolving regulatory framework required to address the shifting future landscape around the fight against COVID-19. In tandem to the Company’s independent development efforts, we have also recently announced a partnering agreement with Elektrofi, to participate in a U.S. Defense Health Agency (DHA) funded program that will leverage funds from Elektrofi’s contract with the DHA Small Business Innovation Research program with the U.S. Department of Defense (DoD),” concluded Dr. Bath.

Recent Third Quarter Fiscal 2022 Operational Highlights

  IPA was selected to work with Elektrofi on COVID-19 therapeutic delivery and future pandemic preparation under SBIR contract from Defense Health Agency (DHA) within the US Department of Defense
  Polytope® TATX-03 aggregate program update:
    No pharmacokinetic aberrations in in vivo animal model study.
    Injection with TATX-03 is well tolerated - with a significant safety margin and no clinical signs of toxicity.
    Maximum tolerated dose study evaluating up to a 12.5-fold higher amount than the highest dose anticipated for use in humans did not uncover any observable clinical signs of toxicity.
    SARS-CoV-2 PolyTope® antibody cocktail retains in vitro binding efficacy against viral variants-of-concern tested to date.
    Initiated assessment of retention of binding to cell-associated Omicron spike protein variant (B.1.1.529).
    Improved protein homogeneity in PolyTope® antibody cocktail for production purposes.
    Demonstrated in vitro pseudovirus assays, PolyTope® advanced immunotherapeutic TATX-03 prevents infection of cells by SARS-CoV-2 variant-of-concern, Omicron, and all variants of concern tested to date.
    Established manufacturing collaboration with ChemPartner Biologics for PolyTope® TATX-03 Antibody Cocktail.
  Talem Therapeutic filed a non-provisional U.S. patent application and concurrent international PCT (Patent Cooperation Treaty) and other national patent applications relating to the discovery of PolyTope® TATX-03, its in vitro and in vivo effects, and therapeutic use.
  Leased future new space for laboratory expansion at IPA Europe in a new multi-tenant biotech Center of Excellence at the Pivot Park Campus in Oss, Netherlands.

Financial Results

Revenue

Project revenue of $4.1 million was $0.7 million, or 22.6%, higher than the same period last year. Growth is driven primarily by the Company’s B cell Select® platform, with expansion in both the number and size of projects under contract leading to revenue increases.

The Company achieved revenue of $4.8 million during the three months ended January 31, 2022, a 6.6% increase from the three months ended January 31, 2021.

Product sales during the three months ended January 31, 2022, totaled $0.5 million, a decrease of $0.7 million, or 60.9%, compared to the same period last year. The higher product sales during the three months ended January 31, 2021, relates to the Company’s sale of its first internally generated therapeutic antibody asset. The Company achieved an increase in catalog sales of $0.4 million during the three months ended January 31, 2022, as compared to the same period last year. Catalog products include antibodies, enzymes, enzyme activity assays, arthritis animal products, proteins, deiminated proteins, organoid growth factors and hybridoma licensing for research purposes.

Research & Development

Research and development increased to $1.8 million from nil in 2021, due to the strategic investment in research the Company is undertaking, including the Company’s SARS-CoV-2 PolyTope® cocktail and other research projects.

Net Loss

The Company recorded a net loss of $3.8 million during the three months ended January 31, 2022, compared to a net loss of $1.3 million for the three months ended January 31, 2021. The $2.5 million increased net loss is primarily due to the Company’s investment in R&D and salaries and benefits to support the Company’s strategic plans and operations.

Financing Activities / Liquidity and Capital Resources

As of January 31, 2022, the Company held cash of $33.0 million (April 30, 2021 – $41.8 million) and had working capital of $33.4 million (April 30, 2021 – $42.8 million).

On October 13, 2021, an at-the-market (“ATM”) equity offering facility, was entered into with H.C. Wainwright & Co., LLC, as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM agreement, to sell through the Agent common shares of the Company having an aggregate gross sales price of up to US $50 million. As of March 15, 2022, US $50 million of the Company’s stock remained available for sale under the ATM facility.

Webcast Details
Date: March 16, 2022
Time: 10:30 a.m. Eastern time
Toll-free dial-in number: 1-877-407-3982
International dial-in number: 1-201-493-6780
Conference ID: 13727621
Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1534157&tp_key=1be5e34d32

The conference call will be webcast live and available for replay via a link provided in the Investors section of the company’s website at https://www.immunoprecise.com/investors/.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes of diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies — dynamic scientists and business advisors — to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential,” “plans,” “expects” or “does not expect,” “is expected,” “estimates,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding IPA’s ability to grow revenues, the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment and the timing and outcome of an IND or other regulatory submission required to permit human clinical studies of TATX-03 to be initiated, IPA’s ability to manufacture TATX-03, and the potential of our other programs or services. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its products through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products, including those related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its products, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 27, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

**Non-IFRS Financial Measure

Readers are cautioned that "Adjusted EBITDA" is a measure not recognized under IFRS. Adjusted EBITDA is defined as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that "Adjusted EBITDA" is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com